# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bark, Inc., CIK 0001819574
CUSIP: 68622E104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 120 Broadway, Floor 12, New York, New York (NY), 10271
Date of event which requires filing of this statement: 12/13/2024
Amends the filing with accession number 0001193125-21-189030
Filed by CIK 0001858814
Persons authorized to receive notices and communications: Carly Strife, 120 Broadway, Floor 12, New York, New York (NY), 10271, 855-501-2275

## Reporting persons
- Carly Strife (CIK 0001858814): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,854,434; shared voting power 0; sole dispositive power 8,854,434; shared dispositive power 0; aggregate amount beneficially owned 8,854,434 (5.1% of the class)
  Comment: Consists of 8,198,472 shares of common stock, par value $0.0001 per share (Common Stock) of the Issuer (as defined in Item 1 below) held of record by Carly Strife (the Reporting Person) directly and 655,692 shares of Common Stock held of record by the Carly J. Strife Family Trust (the Trust). The Reporting Person has sole voting, investment and dispositive power with respect to the shares held by the Trust.
  
  Ownership percentage based on 173,954,168 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Bark, Inc.
Address of issuer's principal executive offices: 120 Broadway, Floor 12, New York, New York (NY), 10271

## Item 2. Identity and Background
Name of person filing: Carly Strife
Residence or business address: The business address of the Reporting Person is c/o Bark, Inc., 120 Broadway, Floor 12, New York, NY 10271.
Present principal occupation or employment: The Reporting Person is an entrepreneur.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person is not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following language:
Between October 8, 2024 and December 13, 2024, the Reporting Person sold shares of Common Stock as set forth below:

Open Market Sales

Transaction Shares Weighted-Average Aggregate
Date Sold Price Per Share Sale Value
10.08.24 42,069 $1.6194 $68,126.54
10.09.24 42,069 $1.6470 $69,287.64
10.10.24 42,069 $1.6465 $69,266.61
10.11.24 42,069 $1.6617 $69,906.06
10.14.24 42,069 $1.5655 $65,859.02
10.15.24 42,069 $1.6021 $67,398.74
10.16.24 42,069 $1.5703 $66,060.95
10.17.24 42,069 $1.5478 $65,114.40
10.18.24 42,069 $1.5491 $65,169.09
10.21.24 8,435 $1.5032 $12,679.49
10.22.24 500 $1.5000 $750.00
10.31.24 2,414 $1.5000 $3,621.00
11.06.24 42,069 $1.5020 $63,187.64
11.07.24 16,392 $1.5059 $24,684.71
11.08.24 6,562 $1.5183 $9,963.08
11.11.24 50,000 $1.5359 $76,795.00
11.12.24 50,000 $1.5369 $76,845.00
11.13.24 50,000 $1.5954 $79,770.00
11.14.24 50,000 $1.5900 $79,500.00
11.15.24 47,979 $1.5221 $73,028.84
11.18.24 50,000 $1.5578 $77,890.00
11.19.24 50,000 $1.5857 $79,285.00
11.20.24 50,000 $1.5956 $79,780.00
11.21.24 50,000 $1.6737 $83,685.00
11.22.24 50,000 $1.7468 $87,340.00
11.25.24 50,000 $1.9453 $97,265.00
11.26.24 50,000 $2.1279 $106,395.00
11.27.24 50,000 $2.1531 $107,655.00
11.29.24 50,000 $2.1769 $108,845.00
12.02.24 50,000 $2.1376 $106,880.00
12.03.24 50,000 $2.1419 $107,095.00
12.04.24 50,000 $2.1609 $108,045.00
12.05.24 50,000 $2.1218 $106,090.00
12.06.24 50,000 $2.2179 $110,895.00
12.09.24 50,000 $2.4573 $122,865.00
12.10.24 50,000 $2.3072 $115,360.00
12.11.24 50,000 $2.3328 $116,640.00
12.12.24 100,000 $2.2430 $224,300.00
12.13.24 100,000 $2.1556 $215,560.00

## Item 4. Purpose of Transaction
Purpose of transaction:
Except as described herein, neither the Reporting Person nor any affiliated trusts or entities has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person and the Trust reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person and the Trust holds the securities of the Issuer for general investment purposes. The Reporting Person and the Trust reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as reported in this Statement, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of this Statement is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Carly Strife: /s/ Allison Koehler, Allison Koehler, Attorney-in-Fact for Carly Strife (12/17/2024)